Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	*1 202 772 92 07*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	*12 September 2006*	*No of sheets:*	*7*

NI/116/2006


06016763

SUPPL

In accordance with §86 section 1 point 2 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Report for the first half of 2006.

Herein, are presented only the balance sheet, income statement, statement of changes in equity and cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Report for the first half of 2006 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

Dev 9/13

BALANCE SHEET	Note	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
ASSETS				
I. Non-current assets		7 124 503	7 078 691	6 772 758
1. Intangible assets, of which:	1	57 278	61 725	57 136
- goodwill				
2. Tangible fixed assets	2	3 683 294	3 602 627	3 480 778
3. Long term debtors	3, 8	1 742	1 759	1 833
3.1. From related entities				
3.2. From other entities		1 742	1 759	1 833
4. Long term investments	4	2 383 847	2 691 428	2 928 899
4.1. Investment property				
4.2. Intangible assets				
4.3. Long term financial assets		2 383 847	2 691 428	2 928 899
a) in related entities, of which:		2 347 461	2 654 301	2 873 979
- shares in subordinated entities accounted for using the equity method		2 342 461	2 650 043	2 189 829
b) in other entities		36 386	37 127	54 920
4.4. Other long term investments				
5. Long term prepayments	5	998 342	721 152	304 112
5.1. Deferred income tax asset		997 358	719 762	302 891
5.2. Other prepayments		984	1 390	1 221
II. Current assets		6 376 157	3 898 563	2 712 184
1. Inventories	6	1 510 178	1 133 655	1 092 231
2. Short term debtors	7, 8	1 765 564	711 716	599 390
2.1. From related entities		601 482	67 948	59 351
2.2. From other entities		1 164 082	643 768	540 039
3. Short term investments		3 042 940	2 047 964	976 984
3.1 Short term financial assets	9	3 042 940	2 047 964	976 984
a) in related entities		10 845	212 197	11 537
b) in other entities		561 592	192 158	248 344
c) cash and cash equivalents		2 470 503	1 643 609	717 103
3.2. Other short term investments				
4. Short term prepayments	10	57 475	5 228	43 579
Total assets		13 500 660	10 977 254	9 484 942
EQUITY AND LIABILITIES				
I. Equity		5 152 854	6 214 078	5 764 036
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	13			
4. Reserve capital	14	2 324 189	2 083 888	2 064 168
5. Revaluation reserve	15	(1 167 536)	(159 166)	681 286
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years				
8. Net profit (loss)		1 996 201	2 289 356	1 018 582
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		8 347 806	4 763 176	3 720 906
1. Provisions for liabilities	18	1 711 480	1 666 358	1 489 862
1.1. Deferred income tax provision		309 876	322 626	204 736
1.2. Provision for retirement and related benefits		834 275	817 019	777 094
a) long term		773 333	756 328	719 275
b) short term		60 942	60 691	57 819
1.3. Other provisions		567 329	526 713	508 032
a) long term		437 461	414 701	463 770
b) short term		129 868	112 012	44 262
2. Long term liabilities	19	33 910	40 489	64 327
2.1. Toward related entities			165	27 994
2.2. Toward other entities		33 910	40 324	36 333
3. Short term liabilities	20	6 229 819	2 808 977	1 946 740
3.1. Toward related entities		286 649	259 316	159 977
3.2. Toward other entities		5 784 098	2 474 011	1 704 363
3.3. Special funds		159 072	75 650	82 400
4. Accruals and deferred income	21	372 597	247 352	219 977
4.1. Negative goodwill				
4.2. Other accruals and deferred income		372 597	247 352	219 977
a) long term		1 776	1 382	1 802
b) short term		370 821	245 970	218 175
Total equity and liabilities		13 500 660	10 977 254	9 484 942

Net assets		5 152 854	6 214 078	5 764 036
Number of shares		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	25.76	31.07	28.82
Diluted number of shares		200 000 000	200 000 000	200 000 000
Diluted net assets per share (in PLN)	22	25.76	31.07	28.82

OFF-BALANCE SHEET ITEMS	Note	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
1. Contingent debtors	23	64 130	65 722	89 175
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		64 130	65 722	89 175
- received guarantees				
- disputed State budget issues		64 130	64 845	87 842
- other			877	1 333
2. Contingent liabilities	23	878 094	38 040	221 238
2.1. Toward related entities (due to)		22 423	36 968	219 106
- granted guarantees		22 423	36 968	219 106
2.2. Toward other entities (due to)		855 671	1 072	2 132
- granted guarantees		4 000		22
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.		848 561		
- contingent penalties		3 110	1 072	2 110
3. Other (due to)		427 814	458 734	532 805
3.1. Toward related entities (due to)		218	11 337	45 000
- liabilities due to R&D and inventions		218	11 337	
- resolution passed by shareholders regarding increasing of share capital of Zagłębie Lubin SSA, without setting a timeframe for the increase				45 000
3.2. Toward other entities (due to)		427 596	447 397	487 805
- liabilities due to perpetual usufruct of State Treasury land		374 546	376 425	333 601
- liabilities due to leased fixed assets				2 904
- liabilities due to R&D and inventions		50 377	68 384	93 015
- liabilities due to the acquisition of AIG Emerging Europe Infrastructure Fund limited partner interest				56 805
- other unresolved and disputed issues etc.		2 673	2 588	1 480

INCOME STATEMENT	Note	in '000 PLN	
		H1/ 2006	H1/ 2005
I. Net revenue from the sale of products, goods for resale and ma erials, of which:		5 602 057	3 533 851
- from related entities		1 215 890	793 786
1. Net revenue from the sale of products	24	5 493 375	3 493 006
2. Net revenue from the sale of goods for resale and materials	25	108 682	40 845
II. Cost of products, goods for resale and materials sold, of which		(3 041 270)	(2 185 002)
- for related entities		(566 436)	(513 437)
1. Cost of manufactured products sold	26	(2 935 117)	(2 145 355)
2. Cost of goods for resale and materials sold		(106 153)	(39 647)
III. Gross profit (loss)		2 560 787	1 348 849
IV. Selling costs	26	(37 515)	(34 877)
V. General and administrative costs	26	(242 760)	(237 603)
VI. Profit (loss) from sales		2 280 512	1 076 369
VII. Other operating income		24 504	54 605
1. Gain on disposal of non-financial assets			71
2. Subsidies		304	332
3. Other operating income	27	24 200	54 202
VIII. Other operating costs		(149 595)	(111 130)
1. Loss from disposal of non-financial assets		(1 021)	
2. Revaluation of non-financial assets		(1 447)	(4 193)
3. Other operating costs	28	(147 127)	(106 937)
IX. Operating profit (loss)		2 155 421	1 019 844
X. Financial income	29	348 523	206 413
1. Dividends and share in profit, of which:			
- from related entities			
2. Interest, of which:		42 957	63 026
- from related entities		4 420	23 746
3. Gain on the sale of investments	31		
4. Revaluation of investments		275 384	97 025
5. Other		30 182	46 362
XI. Financial costs	30	(287 968)	(130 692)
1. Interest, of which:		(3 804)	(8 768)
- to related entities		(641)	(475)
2. Loss from the sale of investments	31	(3 997)	(7 902)
3. Revaluation of investments		(255 707)	(89 737)
4. Other		(24 460)	(24 285)
XII. Profit (loss) before extraordinary items and taxation		2 215 976	1 095 565
XIII. Result on extraordinary items			
1. Extraordinary gains	32		
2. Extraordinary losses	33		
XIV. Profit (loss) before taxation		2 215 976	1 095 565
XV. Taxation	34	(368 094)	(226 059)
a) current taxation		(425 530)	(219 729)
b) deferred taxation		57 436	(6 330)
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	36	148 319	149 076
XVIII. Net profit (loss)		1 996 201	1 018 582

Net profit (loss) (annualised)		3 266 975	1 466 377
Weighted average number of ordinary shares		200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	38	9.98	5.09
Weighted average diluted number of ordinary shares		200 000 000	200 000 000
Diluted earnings (loss) per ordinary share (in PLN)	38	9.98	5.09

STATEMENT OF CHANGES IN EQUITY	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
I. Equity - beginning of the period	6 214 078	5 336 804	5 336 804
a) changes in accounting policies			
b) corrections due to errors			
I.a. Equity - beginning of the period, after adjustment with comparative data	6 214 078	5 336 804	5 336 804
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Treasury shares - beginning of the period			
3.1. Changes in treasury shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Treasury shares - end of the period			
4. Reserve capital - beginning of the period	2 083 888	1 629 743	1 629 743
4.1. Changes in reserve capital	240 301	454 145	434 425
a) increase, due to:	240 301	1 018 963	999 243
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)	239 356	997 169	997 169
- transfer from revaluation reserve	945	21 794	2 074
b) decrease, due to:		(564 818)	(564 818)
- coverage of losses		(564 818)	(564 818)
4.2. Reserve capital - end of the period	2 324 189	2 083 888	2 064 168
5. Revaluation reserve - beginning of the period	(159 166)	874 710	874 710
5.1. Changes in revaluation reserve	(1 008 370)	(1 033 876)	(193 424)
a) increase, due to:	1 216 031	694 387	173 042
- settlement of hedging instruments	960 093	462 995	131 132
- valuation of hedging transactions, in the effective part	23 028		
- reversal of diminution in value of fixed assets		334	
- excess of a deferred income tax asset over deferred income tax provision	232 910	231 058	41 910
b) decrease, due to:	(2 224 401)	(1 728 263)	(366 466)
- disposal of fixed assets		(21 793)	(2 073)
- permanent diminution in value of fixed assets subject to revaluation	(945)	(511)	
- valuation of hedging transactions, in the effective part	(2 195 140)	(1 471 625)	(205 903)
- settlement of hedging instruments	(28 316)	(234 334)	(158 490)
5.2. Revaluation reserve - end of the period	(1 167 536)	(159 166)	681 286
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

7. Retained profit (uncovered losses) from prior years - beginning of the period	2 289 356	832 351	832 351
7.1. Retained profit from prior years - beginning of the period	2 289 356	1 397 169	1 397 169
a) changes in accounting policies			
b) corrections due to errors			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	2 289 356	1 397 169	1 397 169
a) increase, due to:			
- distribution of retained profit			
b) decrease, due to:	(2 289 356)	(1 397 169)	(1 397 169)
- transfer to reserve capital	(239 356)	(997 169)	(997 169)
- dividend payment	(2 000 000)	(400 000)	(400 000)
- transfer for other employee-related purposes	(50 000)		
7.3. Retained profit - end of the period			
7.4. Uncovered losses from prior years - beginning of the period		(564 818)	(564 818)
a) changes in accounting policies			
b) corrections due to errors			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data		(564 818)	(564 818)
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:		564 818	564 818
- coverage of loss from reserve capital		564 818	564 818
7.6. Uncovered losses from prior years - end of the period			
7.7. Retained profit (uncovered losses) - end of the period			
8. Net result	1 996 201	2 289 356	1 018 582
a) net profit	1 996 201	2 289 356	1 018 582
b) net loss			
c) write-off from profit			
II. Equity - end of the period	5 152 854	6 214 078	5 764 036
III. Equity, after proposed profit distribution (coverage of losses)	5 152 854	4 164 078	

CASH FLOW STATEMENT	in '000 PLN	
	H1/ 2006	H1/ 2005
A. Cash flow from operations - indirect method		
I. Net profit (loss)	1 996 201	1 018 582
II. Total adjustments	(923 762)	(348 779)
1. Share in (net profit) loss of entities accounted for using the equity method	(148 319)	(149 076)
2. Depreciation	170 114	142 570
3. Foreign exchange(gains)/losses	19 946	30 583
4. Interest and share in profits (dividends)	(2 478)	(17 995)
5. (Profit) loss on investing activities	5 652	(17 480)
6. Change in provisions	21 670	40 836
7. Change in inventories	(376 522)	(185 335)
8. Change in debtors	(587 960)	42 358
9. Change in short term liabilities, excluding bank and other loans	(34 747)	(172 643)
10. Change in prepayments and accruals	28 718	44 283
11. Other adjustments	(19 836)	(106 880)
III. Net cash flow from operations (I+/-II)	1 072 439	669 803
B. Cash flow from investing activities		
I. Inflow	232 996	175 346
1. The sale of intangible assets and tangible fixed assets	174	330
2. The sale of investment properties and intangible assets		
3. From financial assets, of which:	225 684	174 926
a) in related entities	208 133	107 240
- the sale of financial assets	200 000	
- dividends and share in profit	3 823	83 784
- repayment of long term loans granted		
- interest	4 310	23 456
- other inflow from financial assets		
b) in other entities	17 551	67 686
- the sale of financial assets	17 305	42 681
- dividends and share in profit		
- repayment of long term loans granted		
- interest		148
- other inflow from financial assets	246	24 857
4. Other investment inflow	7 138	90
II. Outflow	(466 775)	(470 031)
1. The purchase of intangible assets and tangible fixed assets	(310 722)	(336 910)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(142 108)	(121 739)
a) in related entities	(9 560)	(53 032)
- the purchase of financial assets	(9 560)	(51 837)
- long term loans granted		(1 195)
b) in other entities	(132 548)	(68 707)
- the purchase of financial assets	(132 548)	(68 707)
- long term loans granted		
4. Other investment outflow	(13 945)	(11 382)
III. Net cash flow from investing activities (I-II)	(233 779)	(294 685)
C. Cash flow from financing activities		
I. Inflow		32 614
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital		
2. Bank and other loans		32 614
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(11 733)	(12 855)
1. The purchase of own shares		
2. Dividends and other payments to shareholders		
3. Other outflow from profit distribution, excepting payments to shareholders		
4. Repayment of bank and other loans	(5 400)	(2 600)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(4 990)	(5 281)
8. Interest	(1 343)	(4 974)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(11 733)	19 759
D. Total net cash flow(A.III+/-B.III+/-C.III)	826 927	394 877
E. Change in balance sheet of cash and cash equivalents, of which:	826 894	396 517
- change in cash and cash equivalents due to exchange rate differences	(33)	1 640
F. Cash and cash equivalents - beginning of the period	1 643 510	322 044
G. Cash and cash equivalents - end of the period (F+/-D), of which:	2 470 437	716 921
- restricted cash and cash equivalents	73 482	37 990